January 29, 2007

Mail Stop 4561

*By U.S. Mail and facsimile to (202) 626-1930*

John E. Ritacco
President and Chief Executive Officer
123 Main Street, Suite 750
White Plains, NY 10601

> **Re:    CMS Bancorp, Inc**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed January 19, 2007**
> **File No. 333-139176**

Dear Mr. Ritacco:

　　We have reviewed your filing and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Summary
Our Business Strategy, page 7

1.　　We note the added disclosure in response to comment 4. Please clarify in the last paragraph that you are giving no assurances that the new management team will succeed at the specified improvements.

Prior Comment 5

2.　　Please disclose the registrant's website address in the summary section on page 6.

How We Determined The Offering Range And The $10 Price Per Share, page 10
Prior Comment 6

3.      We have reviewed the added disclosure and restate the comment to expand the disclosure
        of the valuation to be more specific and substantive and to clarify the aspects of your
        financial condition and results of operations that FinPro considered most notable in
        determining the value of CMS Bancorp. For example, the new bullet points of the factors
        considered are quite general and could be expanded and made more meaningful with
        specifics; such as:  quantifying the projected operating results and financial condition,;
        specifying the economic and demographic conditions that impacted the valuation;
        specifying the "certain historical, financial and other information" considered; the results
        of the comparative evaluation; and quantifying the pro forma impact on shareholders'
        equity. Please revise.

Risk Factors
Changes in interest rates could adversely affect our results of operations…, page 19

4.      Each separate risk should be disclosed under a separate, descriptive subheading.  Please
        place the newly added third paragraph under a separate subheading that references the
        risk that your net interest income and profitability have declined and will continue to
        decline with the flattening of the yield curve.

Transactions with Related Persons, page 89
Prior Comment 17

5.      We note the new responsive disclosure and restate the comment in part. Please state, if
        such is the case, that the loans to management and immediate family:  were made on
        substantially the same terms, including interest rates and collateral, as those prevailing at
        the time for comparable transactions with *other persons*. The statement must compare
        management's loan terms to *other persons*, not "non-management employees."  If this
        disclosure cannot be made, include appropriate alternative disclosure.

        As appropriate, please amend your registration statement in response to these comments.
You may wish to provide us with marked copies of the amendment to expedite our review.
Please furnish a cover letter with your amendment that keys your responses to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing your amendment and
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing reviewed by the staff to be certain that they have provided all information investors
require for an informed decision.  Since the company and its management are in possession of all

facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

- the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact David Irving at 202-551-3321 or Hugh West at 202-551-3872 if you have questions regarding comments on the financial statements and related matters.  Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3491 with any other questions.


Sincerely,


Todd Schiffman
Assistant Director
Financial Services Group


cc:     V. Gerard Comizio
        Matthew Dyckman
        Thacher Proffitt & Wood
        1700 Pennsylvania Ave, NW
        Suite 800
        Washington, D.C.  20006